

Mail Stop 3561

June 2, 2017

L. Don Miller
Chief Financial Officer
Bristow Group Inc.
2103 City West Blvd.
4th Floor
Houston, TX 77042

Re: **Bristow Group Inc.**
 Post-Effective Amendment No. 2 to Form S-3
 Filed May 23, 2017
 File No. 333-206535

Dear Mr. Miller:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended March 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: John Geddes
        Baker Botts LLP